Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 4 DATED NOVEMBER 6, 2014
TO THE PROSPECTUS DATED OCTOBER 2, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 2, 2014, Supplement No. 1 dated October 6, 2014, Supplement No. 2 dated October 10, 2014 and Supplement No. 3 dated October 22, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	recent real property investments; and
(3)	an update to our risk factors.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of October 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 4.5 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $44.9 million, consisting of approximately 4.5 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $44.4 million, and approximately 51,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $487,000. As of October 31, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 23.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $230.7 million (including shares issued pursuant to our distribution reinvestment plan). As of October 31, 2014, approximately 276.8 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus.
As of October 31, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 19 properties, located in 13 states, consisting of approximately 4.9 million gross rentable square feet of corporate office and industrial space. We acquired one property between October 21, 2014 and October 31, 2014 for a purchase price of approximately $36.0 million, consisting of approximately 100,000 gross rentable square feet.

Risk Factors
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in Cole Office & Industrial REIT (CCIT II), Inc.” beginning on page 23 of the prospectus.
The suspension or termination of selling agreements by broker-dealers participating in this offering, or our inability to generate additional selling agreements with prospective broker-dealers, will impact our ability to raise capital in the near term.
On October 29, 2014, the indirect parent of our sponsor, our advisor, our dealer manager and our property manager announced non-reliance on certain of its financial statements.  Subsequently, our dealer manager was advised by several of the broker-dealers participating in this offering that they would either terminate or suspend their selling dealer agreements with our dealer manager, and by certain prospective broker-dealers that, for a period of time, they would suspend their initial review of our offering prior to entering into a selling dealer agreement with our dealer manager.  As a result, we may not be able to raise a substantial amount of capital in the near term.  If we are not able to raise a substantial amount of capital, we may have difficulty in identifying and purchasing suitable properties on attractive terms in order to meet our investment objectives and may be unable to reduce our current leverage profile.  This could also adversely affect our ability to pay regular distributions from cash flow from operations to investors.

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